EXHIBIT 2.2
STATE OF DELAWARE
CERTIFICATE OF OWNERSHIP
AND MERGER
     Echo Therapeutics, Inc., a Minnesota Corporation, desiring to merge into Echo Therapeutics, Inc., a Delaware Corporation, pursuant to the provisions of Section 253 of the Delaware General Corporation Law and pursuant to Section 302A.621 of the Minnesota Business Corporation Act, DOES HEREBY CERTIFY:
     FIRST: Echo Therapeutics, Inc. (the “Company”) was organized pursuant to the provisions of the Minnesota Business Corporation Act (the “MBCA”), on the tenth day of October, 1989.
     SECOND: The Company owns 100% of the outstanding shares of the capital stock of Echo Therapeutics, Inc. (“Echo”), a corporation organized pursuant to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”) on the tenth day of September, 2007.
     THIRD: The Company’s Board of Directors by unanimous written consent, determined to merge the corporation into Echo (the “Merger”), and did adopt the following resolutions:
     NOW, THEREFORE, BE IT RESOLVED, that the Merger is hereby approved and declared to be advisable and in the best interest of the Company;
     FURTHER RESOLVED, that the Agreement and Plan of Merger (the “Merger Agreement”), in substantially the form attached hereto as Exhibit A, by and among the Company and Echo, which provides for, among other things, the conversion of each share of the Company’s common stock into the right to receive one (1) share of Echo common stock, $0.01 par value, is hereby approved and adopted;
     FURTHER RESOLVED, that subject to approval by the shareholders, the Merger shall be effective upon the filing of the Certificate of Ownership and Merger, in substantially the form attached hereto as Exhibit B, with the Secretary of State of the State of Delaware and any other filings required by the MBCA or DGCL;
     FURTHER RESOLVED, that the Merger Agreement be submitted to the shareholders at the Annual Meeting for approval with a recommendation of the Board of Directors to vote for its approval;

     FURTHER RESOLVED, that the shareholders of the Company shall be entitled to the pro rata issuance of stock in Echo upon surrender of any stock certificate representing shares of the Company’s common stock at the Effective Time of the Merger; and
     FURTHER RESOLVED, that upon shareholder approval of the Merger, the Chief Executive Officer, President or Chief Financial Officer and Chief Operating Officer (the “Designated Officers”) are hereby each severally authorized to execute and deliver the Merger Agreement in the name of and on behalf of the Company with such changes as any Designated Officer executing the same shall approve, the execution of the Merger Agreement by such Designated Officer to be conclusive evidence of such approval, without further action of the Board of Directors and each Designated Officer is hereby authorized to enter into, execute and deliver in the name and on behalf of the Company each other agreement, instrument, document and certificate, including the Certificate of Ownership and Merger, contemplated by the Merger Agreement to which the Company is to be a party as required or contemplated by the Merger Agreement, together with such ancillary and incidental agreements, instruments, documents and certificates as any Designated Officer shall determine to be necessary or desirable and appropriate to carry out the transactions contemplated by these resolutions.
     FOURTH: The Certificate of Incorporation attached hereto shall be the Certificate of Incorporation of Echo at the Effective Time of the Merger.
     FIFTH: The Merger has been approved by the holders of at least a majority of the outstanding shares of stock of the Company at a meeting duly called for that purpose on May 20, 2008.
     IN WITNESS WHEREOF, said parent corporation has caused this Certificate to be signed by an authorized officer this 9th day of June, 2008.

By: Name:	/s/ Patrick T. Mooney, M.D. Patrick T. Mooney, M.D.
Title:	Chief Executive Officer